Exhibit (a)(5)(C)
CONTACTS:
MEDIA: Shelley Maclean
(613) 592-3400 x2414 shelley.maclean@mdsinc.com
INVESTORS: Catherine Love
(905) 267-4230 catherine.love@mdsinc.com
For Immediate Release:
MDS Announces Preliminary Results of Share Buyback
OTTAWA, Canada, March 30, 2010 — MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global health science markets, today announced results of its substantial issuer bid (the “Bid”), which expired at 5 p.m. (Eastern time) on March 29, 2010.
Based on preliminary results, MDS Inc. (“MDS”) will accept for purchase and cancellation 52,941,176 common shares in the capital of MDS (the “Common Shares”) at a purchase price of US$8.50 per Common Share, totalling US$450 million in accordance with the terms of the Bid. These Common Shares represent 44.1% of the Common Shares currently issued and outstanding. After the repurchase, the number of Common Shares issued and outstanding will be approximately 67.2 million.
Approximately 53.1 million Common Shares were tendered to the Bid at prices at or below the purchase price of US$8.50 per Common Share. Based on preliminary results and in accordance with the terms of the Bid, after the purchase of odd lots, the Common Shares will be taken up on a pro rata basis such that shareholders who deposited Common Shares at or below the purchase price of US$8.50 per Common Share, will have approximately 99.7% of the Common Shares they tendered purchased for cancellation.
Common Shares tendered to the Bid but not purchased will be returned to shareholders as soon as practicable.
Assuming the final results of the Bid do not differ from the preliminary results described above, MDS does not intend to issue a subsequent press release on the results of the Bid.
RBC Capital Markets acted as dealer manager and financial advisor in connection with the Bid.

Tax Information
For Canadian tax purposes a deemed dividend will arise on this Bid. For the enhanced dividend tax credit under subsection 89(14) of the Income Tax Act (Canada) and for any corresponding provincial legislation, MDS designates the entire deemed dividend arising on each Common Share buyback as an “eligible dividend”. The exact amount of the deemed dividend will be disclosed on MDS’s web-site at www.mdsinc.com or www.mdsnordion.com upon take-up and payment for the Common Shares.
In addition, the specified amount in respect of each Common Share purchased under this Bid for purposes of subsection 191(4) of the Income Tax Act (Canada) will be disclosed on MDS’s web-site at www.mdsinc.com or www.mdsnordion.com upon take-up and payment for the Common Shares.
Shareholders also may obtain the foregoing information by contacting Catherine Love at (905) 267-4230.
About MDS Inc.
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global health science company that provides market-leading products and services used for the prevention, diagnosis and treatment of disease. We are a leading provider of innovative technologies for use in medical imaging and radiotherapeutics, and sterilization technologies benefiting the lives of millions of people in more than 65 countries around the world. Our products and services are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. MDS has more than 850 highly skilled people in five locations. Find out more at www.mdsinc.com or www.mdsnordion.com.
Caution Concerning Forward-Looking Statements
This document contains forward-looking statements. Some forward-looking statements may be identified by words like “believes”, “expects”, “anticipates”, “plans”, “intends”, “indicates”, “estimates” “projects” or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. MDS’s actual results could differ materially from those expressed in the forward-looking statements due to these risks and a number of other factors, including, but not limited to, shareholders who deposited Common Shares pursuant to a notice of guaranteed delivery fulfilling the delivery requirements provided therein; management of operational risks, obligations retained and projected adjustments related to the sale of MDS Analytical Technologies and MDS Pharma Services’ Early Stage and their success as ongoing businesses, or at all; the fact that our operations will be substantially reduced as a result of the sale of businesses; liabilities that we will retain from the businesses sold; successful implementation of structural changes, including restructuring plans; our ability to complete other strategic transactions and to execute them successfully; technical or manufacturing or distribution issues, the competitive environment for MDS’s products and services, the degree of market penetration of its products and services, the ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes including the return to service of the National Research Universal reactor owned and operated by Atomic Energy of Canada Limited, the strength of the global economy, the stability of global equity markets, the availability and cost of financing, the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the euro, uncertainties associated with critical accounting assumptions and estimates, judicial judgments and legal proceedings, and other factors set forth in reports and other documents filed by MDS with Canadian and U.S. securities regulatory authorities from time to time, including MDS’s quarterly and annual MD&A, Annual Information Form, and Annual Report on Form 40-F for the fiscal year ended October 31, 2009 filed with the U.S. Securities & Exchange Commission.
SOURCE: MDS